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October 2, 2008

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sonny Oh

Subj:	Delaying Amendment for SBL Fund on behalf of Series Z (Alpha Opportunity Series) Registration Statement on Form N-14 (File Nos. 333-153249)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), SBL Fund (the "Registrant") is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Series H (Enhanced Index Series) with and into Series Z (Alpha Opportunity Series), each a separate series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 29, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Topeka and State of Kansas on the 2nd day of October, 2008

If you have any questions or comments, please do not hesitate to contact Julien Bourgeois at Dechert LLP, counsel to the Registrant, at (202) 261-3451.

Sincerely,

AMY J. LEE

Amy J. Lee
Vice President and Secretary
SBL Fund

One Security Benefit Place * Topeka, Kansas 66636-0001